                                                                   Exhibit 99.10

                                                     [HANARO TELECOM, INC. LOGO]

FOR IMMEDIATE RELEASE

                                  Contacts:          Hanaro Telecom, Inc.
                                                     Soon-Yub Samuel Kwon
                                                     Investor Relations
                                                     822-6266-2200~1
                                                     skwon@hanaro.com
                                                     - or -
                                                     Taylor Rafferty, New York
                                                     Brian Rafferty
                                                     1-212-889-4350
                                                     Taylor Rafferty, London
                                                     Noah Schwartz
                                                     44-20-7936-0400
                                                     hanaro@taylor-rafferty.com

HANARO TELECOM ANNOUNCES SOLID 2003 FOURTH QUARTER RESULTS


SEOUL, SOUTH KOREA - February 17, 2004 - Hanaro Telecom, Inc. (KOSDAQ: 033630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the fourth quarter ended December 31, 2003. The results are audited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

--------------------------------------------------------------------------------

4Q03 HIGHLIGHTS

o Foreign investment of US$500 million was secured by a consortium led by American International Group Inc, Newbridge Capital and Telecom Venture Group Ltd., resulting in a 39.6% stake in Hanaro. Costs associated with EGM approval of the investment, together with other factors, contributed to a reduced operating profit this quarter of KRW 21.3 billion (US$ 17.9 million) down 49.5% compared with KRW 42.2 billion in 3Q03.

o EBITDA in 4Q03 was KRW 132.2 billion (US$ 110.9 million), down 12.6% from KRW 151.3 billion in 3Q03. Total 2003 EBITDA was KRW 500.0 billion (US$
     419.3 million), up 27.7% compared with KRW 391.5 billion in full year 2002.

o Revenues decreased slightly by 1.0% to KRW 349.2 billion (US$ 292.8 million) in 4Q03, compared with KRW 352.6 billion in 3Q03. This small decline was largely due to a decrease in subscriber growth, but was not negatively affected by a clean up of 240 thousand inactive broadband subscribers in the fourth quarter.

o    CAPEX in 4Q03 was KRW 50.4 billion (US$ 42.3 million), down 35.0% from KRW
     77.5 from last quarter. Total 2003 CAPEX was KRW 337.5 billion (US$ 283.0 million), down 11.0% from KRW 378.8 billion in full year 2002.


--------------------------------------------------------------------------------
* Income Statement figures have been converted for reader convenience at the exchange rate of US$ 1 = KRW 1,192.6, which is the "Korea Exchange Bank closing standard rate" on December 31, 2003.


                                    - more -

Hanaro's Senior Executive Vice President, Mr. Soon-Yub Kwon, commented, "This fourth quarter has further solidified Hanaro`s ongoing financial and operational strength, ensuring that by 2003 year end Hanaro is in a robust position to provide long-term shareholder value. Net income could not be maintained into this quarter, largely due to one-time expenses related to the consummation of the massive foreign equity infusion and a sizeable one-time write-off of non-performing property and equipment. Hanaro has now secured the cash infusion necessary to implement its short/mid-term business plan on a fully funded basis, and is in the course of streamlining its business portfolio and related CAPEX spending. Hanaro's new management team is feeling enthusiastic and confident in its 2004 business plan, which we believe will deliver net profit to its shareholders for the first time."




             [EBITDA GRAPH]      [OPERATING LOSS/PROFIT TO REVENUE GRAPH]




OPERATIONAL REVIEW

BUSINESS PLAN FOR 2004

In 2004, through the strengthening of its management and the improvement of its financial structure, Hanaro plans to achieve KRW 1.5 trillion in revenues and its first net profit since the commencement of its commercial services, and to prepare for a second leap in continuous development.

In order to achieve these goals, Hanaro is enhancing its management team and improving its financial structure by 1) solidifying its competitive position in the broadband Internet market and improve its profitability, 2) increasing its market share in the local telephony market, and 3) increasing investment efficiency in its corporate leased line business.

EXTRAORDINARY EXPENSES

A large sum of expenses was increased due to the extraordinary cost relating to the company's preparations for the Extraordinary General shareholders' Meetings ("EGM") and the closing cost for foreign equity infusion. Additionally, there was a slight decrease in revenue due to fierce price competition with SOs and small ISPs, which also contributed to a decrease in operating profit and EBITDA compared to the previous quarter.

SUBSCRIBER GROWTH (SEE TABLE 1)

The total broadband subscriber base at the end of 4Q03 was 2,725,563, representing a decrease of 8.4% from 2,975,503 at the end of 3Q03, reflecting the clean up of 240 thousand inactive subscribers.


                                    - more -

In 4Q03, the proportion of subscribers for products such as VDSL, Pro, Mid and Lite were 6.1%, 14.7%, 4.7%, and 74.5%, respectively.

TABLE 1: NUMBER OF SUBSCRIBERS BY SERVICE CATEGORY

1. BROADBAND


        PRODUCTS                       4Q03                  3Q03                     2Q03                   1Q03
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
          VDSL                         165,134               144,363                107,188                   59,805
.......................... ...................... ...................... ....................... ......................
          ADSL                       1,051,891             1,158,539              1,188,209                1,235,246
.......................... ...................... ...................... ....................... ......................
          CATV                       1,459,319             1,619,885              1,618,449                1,632,351
.......................... ...................... ...................... ....................... ......................
          LMDS                          26,715                32,822                 34,736                   37,014
.......................... ...................... ...................... ....................... ......................
      Wireless LAN                      22,504                19,729                 14,932                    9,505
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
         TOTAL                       2,725,563             2,975,338              2,963,514                2,973,921
------------------------- ---------------------- ---------------------- ----------------------- ----------------------


2. VOICE


        PRODUCTS                       4Q03                   3Q03                   2Q03                     1Q03
---------------- --------- ---------------------- ---------------------- ----------------------- ----------------------
      Residential                     694,102                718,305                718,590                  699,033
.......................... ...................... ...................... ....................... ......................
       Corporate                      263,495                271,741                272,255                  259,802
.......................... ...................... ...................... ....................... ......................
          VoIP                         43,784                 27,882                 25,898                   14,492
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
         TOTAL                      1,001,381              1,017,928              1,016,743                  973,327
------------------------- ---------------------- ---------------------- ----------------------- ----------------------


3. LEASED LINES


                                 4Q03                   3Q03                     2Q03                   1Q03
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
      LEASED LINE                6,680                  6,922                  7,035                    6,999
------------------------- ---------------------- ---------------------- ----------------------- ----------------------


RECORD LOW CAPITAL EXPENDITURE

TABLE 2: CAPITAL EXPENDITURES  (KRW BILLION)


                                                                                2003
                                              ------------------------------------------------------------------------
                    2001          2002             1Q03          2Q03          3Q03           4Q03          Total
----------------- ------------ -------------- -------------- ------------- ------------- -------------- --------------
Backbone             200.2          128.5            23.3          40.0          33.8           14.0          111.1
.................. ............ .............. .............. ............. ............. .............. ..............
Last-mile            348.9          205.9            39.2          95.6          32.4           24.5          191.7
.................. ............ .............. .............. ............. ............. .............. ..............
IDC                   12.8            3.1             1.5           0.1           1.5            1.0            4.1
.................. ............ .............. .............. ............. ............. .............. ..............
Others                40.9           41.3             6.0           3.9           9.8           10.9           30.6
----------------- ------------ -------------- -------------- ------------- ------------- -------------- --------------
     TOTAL           602.8          378.8            70.0         139.6          77.5           50.4         337.50
----------------- ------------ -------------- -------------- ------------- ------------- -------------- --------------


CAPEX for the fourth quarter  decreased by 35.0% to its lowest level ever at KRW
50.0 billion from KRW 77.5 billion in the previous quarter. Total CAPEX for 2003 was KRW 337.5 billion, down 11.0% from KRW 378.8 in 2002.



                                    - more -

FOURTH QUARTER 2003 VS. THIRD QUARTER 2003 FINANCIAL RESULTS

REVENUES (SEE TABLE 3: REVENUE BREAKDOWN)

The following represents a breakdown of revenues by service category.

TABLE 3: REVENUES BREAKDOWN (KRW BILLION)


      SERVICE               PRODUCT            4Q03     (% OF REVS)     3Q03      (% OF REVS)    2Q03      (% OF REVS)
-------------------- ----------------------- ---------- ------------ ------------ ----------- ------------ ------------
     Broadband         VDSL, ADSL, Cable        257.3        73.7%        259.0       73.5%        252.0        73.2%
   Access Note1          Modem, LMDS &
                          Wireless LAN
..................... ....................... .......... ............ ............ ........... ............ ............
  Telephony Note2     Local call, VoIP and       62.3        17.8%         63.8       18.1%         60.9        17.7%
                        Interconnection
..................... ....................... .......... ............ ............ ........... ............ ............
    Leased Line       Leased line service        20.4         5.9%         20.4        5.8%         20.4         5.9%
                      and Internet Direct
..................... ....................... .......... ............ ............ ........... ............ ............
        IDC              Server Hosting           8.7         2.5%          8.5        2.4%          8.2         2.4%
..................... ....................... .......... ............ ............ ........... ............ ............
      Others         Bundled products such        0.5         0.1%          0.9        0.2%          2.9         0.8%
                      as PC, solution and
                             others
-------------------- ----------------------- ---------- ------------ ------------ ----------- ------------ ------------
                   Total                        349.2       100.0%        352.6      100.0%        344.4       100.0%
-------------------------------------------- ---------- ------------ ------------ ----------- ------------ ------------


Note 1: Broadband revenue includes voice revenue from xDSL bundled with voice.
Note 2: Telephony service = Local call + International Telephony + PABX + Intelligent Network + VoIP + Interconnection

In 4Q03, revenues from BROADBAND ACCESS SERVICE decreased 0.7% to KRW 257.3 billion from KRW 259.0 billion in 3Q03. The Company executed a clean up of 240,000 inactive subscribers, however there was no harmful effect on revenue and profitability. The decrease in revenue of cable modem was significant due to price competition with SOs.

Revenues from TELEPHONY SERVICES, accounting for 17.8% of the total revenues, decreased by 2.4% to KRW 62.3 billion in 4Q03, from KRW 63.8 billion in 3Q03. This decrease came mostly from a reduction in `premium rate call' service usage, one of Hanaro's Intelligence Network Services.

Revenues from LEASED LINE SERVICES, which accounted for 5.9% of total revenues, maintained the same revenues as KRW 20.4 billion in 3Q03.

Revenues from IDC, accounting for 2.4% of the total revenues, increased by 2.2% to KRW 8.7 billion from KRW 8.5 billion in 3Q03.



                                    - more -

OPERATING COSTS

Total operating costs in 4Q03 was KRW 327.8 billion, which included depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses, interconnection fees, wages and salaries, and advertising. Despite the reduction of commission due to the decrease in subscriber numbers, costs increased by 5.6% compared to 3Q03 mainly due to the increase in advertising costs and extraordinary expenses for the EGM held in October and foreign equity infusion.

DEPRECIATION AND AMORTIZATION in 4Q03 increased to KRW 110.9 billion, up 1.7%, compared to KRW 109.0 billion in 3Q03.

COMMISSIONS in 4Q03 totaled KRW 62.7 billion, down 5.9% from KRW 66.6 billion in 3Q03. A drop in commissions is attributable to slowdown of the subscriber growth and the downward adjustment of costs of customer management centers.

WAGES AND SALARIES amounted to KRW 20.9 billion in 4Q03, up 20.6% from KRW 17.4 billion in 3Q03. The increase came from KRW 2.8 billion of extraordinary severance and retirement payments made in connection with the restructuring of the management team.

TELECOMMUNICATIONS EQUIPMENT LEASE EXPENSE was KRW 41.5 billion, up 1.8% from KRW 40.8 billion in 3Q03. This includes international telephony network lease expense of KRW 3.7 billion.

INTERCONNECTION FEES amounted to KRW 31.9 billion, down 5.3% from KRW 33.6 billion in 3Q03.

ADVERTISING expenses totaled KRW 8.7 billion, up 133.8% from KRW 3.7 billion in 3Q03.

REPAIRS AND MAINTENANCE EXPENSE was KRW 16.5 billion, up 20.5% from KRW 13.7 billion in 3Q03. Repairs and maintenance expenses included telecommunications facilities maintenance costs and costs for system upgrading/revamping.

BAD DEBT EXPENSES were KRW 10.5 billion, up 99.3% from KRW 5.3 billion in 3Q03. The increase attributable to bad debts expense of bad sales credit in 4Q03.


OPERATING PROFIT (LOSS)

Hanaro recorded an operating profit in 4Q03 amounting to KRW 21.3 billion, down 49.5% from KRW 42.2 billion in 3Q03. EBITDA in 4Q03 decreased to KRW 132.2 billion, down 12.6%, from KRW 151.3 billion in 3Q03, with an EBITDA margin of 37.9% in 4Q03.

NON-OPERATING INCOME (EXPENSES)

On the non-operating side, the Company recorded a net loss of KRW 125.0 billion in 4Q03, up 242.6% from KRW 30.5 billion in 3Q03. The expenses increased due to the extraordinary costs associated with the foreign equity infusion and the one-time KRW 61.1 billion loss due to write off of obsolete property and equipment.


                                     -more-

NET PROFIT BEFORE INCOME TAXES

The Company recorded a net loss of KRW 103.7 billion from net income KRW 5.7 billion largely due to a one-time substantial increase in non-operating expenses.

DILUTED NET LOSS PER SHARE

Basic net loss per share was KRW 286 in 4Q03, compared to net earnings of KRW 21 per share in 3Q03. Diluted net loss per share was KRW 274 in 4Q03 since there was new share issuance of 182,812,500 shares during the third quarter.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

COMPANY INFORMATION

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

CORPORATE HEADQUARTERS

10/F Ilsan Information Center, 726 Janghang-2dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea, 411-837

                               (Tables to follow)

[HANARO TELECOM LOGO]


                               HANARO TELECOM, INC
           NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (AUDITED)
       AS OF DECEMBER 31, 2003, SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
                  (IN MILLIONS OF KRW AND IN THOUSANDS OF USD)

                                                                     4Q 2003                 3Q 2003          Q ON Q      4Q 2002
                                                             ---------------------------    ----------      ----------   -----------
                ASSETS                                           USD              KRW          KRW           % CHANGE        KRW
                ------                                       -----------     -----------    ----------      ----------   -----------
CURRENT ASSETS:
     Cash and cash equivalents                              $   164,454        196,128          8,868       2,111.6%      278,511
     Short-term financial instruments                       $   182,183        217,272        116,000          87.3%      131,723
     Short-term investment securities                       $       229            273          2,252         (87.9%)      18,770
     Trade receivable, net of allowance for                 $   174,240        207,799        224,545          (7.5%)     205,830
           doubtful accounts of KRW 36,961 Mil.
     Short-term loans                                        $    12,118         14,452         15,867          (8.9%)       7,193
     Other account receivables                               $     2,633          3,140          3,233          (2.9%)       5,930
     Accrued income                                          $     5,240          6,249          6,264          (0.2%)       4,982
     Advance payments                                        $     1,298          1,548          1,644          (5.8%)         185
     Prepaid expenses                                        $    18,381         21,921          9,601         128.3%        8,409
     Prepaid income tax                                      $     1,968          2,347          1,815          29.3%        3,709
     Forward exchange contracts                              $       145            173
     Inventories                                             $     1,064          1,269          2,446         (48.1%)      10,861
                                                             -----------      ---------      ---------       -------     ---------
                       TOTAL CURRENT ASSETS                  $   563,954        672,571        392,535          71.3%      676,103

Long-term financial instruments                              $         5              6              6           0.0%            5
Investment securities                                        $    38,003         45,322         73,961         (38.7%)      90,112
Long-term trade receivables                                  $       870          1,038
Long-term loans                                              $    11,306         13,483         12,843           5.0%       23,162
Key-money deposits                                           $    37,884         45,180         43,849           3.0%       61,156
Long-term prepaid expenses                                   $    10,811         12,893         13,167          (2.1%)      13,990
Property, plant & equipment                                  $ 2,132,311      2,542,994      2,665,080          (4.6%)   2,695,529
Intangible assets                                            $    40,613         48,435         48,595          (0.3%)      41,513
                                                             -----------      ---------      ---------       -------     ---------
                       TOTAL ASSETS                          $ 2,835,755      3,381,922      3,250,036           4.1%    3,601,570
                                                             ===========      =========      =========       =======     =========


                 LIABILITIES & SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
      Trade payables & Other account payables                $   124,103        148,005        159,019          (6.9%)     223,480
      Short-term borrowings                                  $   136,676        163,000        275,000         (40.7%)      55,000
      Current maturities of long-term debt                   $   295,343        352,226        457,565         (23.0%)     842,964
      Current portion of ABS                                 $    27,260         32,510         64,297         (49.4%)     122,972
      Advance received                                       $     2,740          3,268          3,896         (16.1%)       3,036
      Accrued expenses                                       $    50,964         60,780         49,368          23.1%       43,795
      Others                                                 $    29,360         35,015         26,843          30.4%       36,914
                                                             -----------      ---------      ---------       -------     ---------
                     TOTAL CURRENT LIABILITIES               $   666,446        794,804      1,035,988         (23.3%)   1,328,161

 Debentures, net of discount of KRW 14,247 Mil.              $   403,952        481,753        605,787         (20.5%)     594,718
 Long-term debt                                              $   203,357        242,523        177,662          36.5%      194,297
 Long-term obligations under capital leases                  $    40,726         48,570         61,162         (20.6%)      38,087
 Asset Backed Securities                                     $         0             --             --                      32,510
 Accrued severance indemnities                               $    18,219         21,728         22,562          (3.7%)      22,057
 Others                                                      $    28,668         34,189         33,892           0.9%       17,070
                                                             -----------      ---------      ---------       -------     ---------
                     TOTAL LIABILITIES                       $ 1,361,368      1,623,567      1,937,053         (16.2%)   2,226,900
                                                             ===========      =========      =========       =======     =========

 SHAREHOLDERS' EQUITY
        Capital stock (Note 2)                               $ 1,937,511      2,310,676      1,396,613          65.4%    1,396,613
        Paid-in capital in excess of par value               $   288,984        344,642        692,815         (50.3%)     692,815
         Accumulated deficit                                 ($  733,333)      (874,573)      (770,900)         13.4%     (709,237)
         Capital adjustments                                 ($   18,774)       (22,390)        (5,545)        303.8%       (5,521)
                                                             -----------      ---------      ---------       -------     ---------
                     TOTAL SHAREHOLDERS' EQUITY              $ 1,474,388      1,758,355      1,312,983          33.9%    1,374,670
                                                             ===========      =========      =========       =======     =========
                  TOTAL LIABILITIES & SHAREHOLDERS' EQUITY   $ 2,835,755      3,381,922      3,250,036           4.1%    3,601,570
                                                             ===========      =========      =========       =======     =========


(Note 1):    US Dollar translation rate: KRW 1,192.6 to 1 US Dollar
             which are "Korea Exchange Bank closing standard rate" on December 31, 2003.

(Note 2):    KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 462,135,180 shares.

[HANARO TELECOM LOGO]



                              HANARO TELECOM, INC.
         NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (AUDITED)
      FOR THE THREE MONTHS ENDED DECEMBER 31, 2003, SEPTEMBER 30, 2003 AND
                               DECEMBER 31, 2002
      (IN MILLIONS OF KRW AND THOUSANDS OF USD, EXCEPT FOR PER SHARE DATA)


                                                             4Q 2003               3Q 2003         Q ON Q           4Q 2002
                                                        ----------------------    ----------    --------------   ------------
                                                          USD           KRW          KRW          % CHANGE            KRW
                                                        ---------   ----------    ----------    --------------   ------------
REVENUES:                                               $ 292,775      349,164      352,622          (1.0%)          348,808
                                                        ---------     --------      -------       -------            -------
      Broadband Access Services                         $ 215,788      257,349      259,040          (0.7%)          253,923
      Telephony Services (Note 2)                       $  52,199       62,253       63,762          (2.4%)           59,729
      Leased Line Services                              $  17,100       20,394       20,386           0.0%            17,484
      Internet Data Center                              $   7,313        8,722        8,538           2.2%             7,532
      Others                                            $     374          446          896         (50.2%)           10,140

OPERATING COSTS:                                        $ 274,901      327,847      310,390           5.6%           328,654
                                                        ---------     --------      -------       -------            -------
       Depreciation & Amortization                      $  92,998      110,910      109,045           1.7%            99,299
       Commissions (Note 3)                             $  52,580       62,707       66,632          (5.9%)           75,127
       Telecom equipment lease expenses                 $  34,823       41,530       40,802           1.8%            43,464
       Interconnection fees                             $  26,743       31,894       33,675          (5.3%)           27,624
       Wages & Salaries (Note 4)                        $  17,569       20,953       17,367          20.6%            18,509
       Other employee benefits                          $   3,240        3,864        3,412          13.2%             4,443
       Repairs and maintenance expense                  $  13,805       16,464       13,665          20.5%            14,018
       Advertising                                      $   7,306        8,713        3,727         133.8%            13,984
       Bad debt expenses                                $   8,779       10,470        5,254          99.3%             4,964
       R&D expenses                                     $     685          817        1,356         (39.7%)            1,904
       Inventory sales cost (Note 5)                    $      75           89          176         (49.4%)            6,643
       Others                                           $  16,297       19,436       15,279          27.2%            18,675
                                                        ---------     --------      -------       -------            -------
OPERATING  PROFIT(LOSS)                                 $  17,874       21,317       42,232         (49.5%)           20,154
                                                        ---------     --------      -------       -------            -------


OTHER INCOME(EXPENSES):
      Interest income                                   $   3,390        4,043        2,958          36.7%             6,547
      Interest expense                                  $  27,863       33,229       33,148           0.2%            41,337
      Others                                            ($ 80,332)     (95,804)      (6,296)      1,421.7%              (631)
                                                        ---------     --------      -------       -------            -------
                                                        ($104,805)    (124,990)     (36,486)        242.6%           (35,421)
                                                        ---------     --------      -------       -------            -------

INCOME/(LOSS) BEFORE INCOME TAX                         ($ 86,930)    (103,673)       5,746      (1,904.3%)          (15,267)

INCOME TAX (EXPENSES)/BENEFIT                           $       0           --           --            --                 --
                                                        ---------     --------      -------       -------            -------
NET INCOME/(LOSS)                                       ($ 86,930)    (103,673)       5,746      (1,904.3%)          (15,267)
                                                        =========     ========      =======      ========            =======


DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE                 ($0.23)        (274)          21     TURNED NEGATIVE          (55)
DILUTED EARNINGS/(LOSS) PER ADR (NOTE 6)                   ($0.23)        (274)          21     TURNED NEGATIVE          (55)
SHARES OUTSTANDING (1,000 SHARES)                         378,580      378,580      279,323                          279,323

(Note 1): US Dollar translation rate: KRW 1,192.6 to 1 US Dollar which are
          "Korea Exchange Bank closing standard rate" on December 31, 2003.

(Note 2): Telephony revenues = Local calls + PABX + I/N +VoIP +
          International Telephony + Interconnection.

(Note 3): Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).

(Note 4): Wages & salaries includes severance and retirement benefits.

(Note 5): Inventory sales cost includes sales cost for PC which has been sold as bundled products. (Note 6) : 1 ADR stands for 1 common share.

(Note 6): 1 ADR standa for 1 common share.